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                          September 22, 2021

       Shimon Rapps
       Audit Committee Chair
       Integrity Applications, Inc.
       8 Ariel Sharon Street
       Or Yehuda 6037607
       Israel

                                                        Re: Integrity
Applications, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 20,
2021
                                                            File No. 333-259664

       Dear Shimon Rapps:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jolie Kahn, Esq.